Report of Independent Registered
Public Accounting Firm

The Board of Directors of
The Dreyfus/Laurel Funds, Inc.:

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that Dreyfus Floating Rate Income Fund
and Dreyfus Core Equity Fund, (the
"Funds"), each a series of  The
Dreyfus/Laurel Funds, Inc., complied
with the requirements of subsections
(b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of
August 31, 2018, with respect to
securities reflected in the investment
accounts of the Funds. Management is
responsible for the Funds' compliance
with those requirements. Our
responsibility is to express an opinion
on management's assertion about the
Funds' compliance based on our
examination.

Our examination was conducted in
accordance with the standards of the
American Institute of Certified Public
Accounts (AICPA) and, accordingly,
included examining, on a test basis,
evidence about the Funds' compliance
with those requirements and performing
such other procedures as we considered
necessary in the
circumstances.  Included among our
procedures were the following tests
performed as of August 31, 2018, and
with respect to agreement of security
purchases and sales, for the period
from January 31, 2018 (the date of
Funds' last examination) through August
31, 2018:

1.	Count and inspection of all securities
located in the vault of The Bank of New
York Mellon (the "Custodian") in Jersey
City, NJ.

2.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;

3.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

4.	Reconciliation of the Funds' securities
per the books and records of the Funds
to those of the Custodian;

5.	Confirmation of all repurchase
agreements, if any, with
broker(s)/bank(s) and/or agreement of
corresponding subsequent cash receipts
to bank statements and agreement of
underlying collateral with the
Custodian records, if any;

6.	Agreement of pending purchase and sale
activity for the Funds as of August 31,
2018, if any, to documentation of
corresponding subsequent bank
statements;

7.	Agreement of five security purchases
and five security sales or maturities,
or all purchases, sales or maturities,
if fewer than five occurred since the
date of the last examination, from the
books and records of the Funds to
corresponding bank statements;

8.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period July 1, 2017 to June 30, 2018
and noted no relevant findings were
reported in the areas of asset custody
reconciliation and trade settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.

In our opinion, management's assertion
that the Funds complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of August 31, 2018, with
respect to securities reflected in the
investment accounts of the Funds is
fairly stated, in all material
respects.

This report is intended solely for the
information and use of management and
The Board of Directors of The
Dreyfus/Laurel Funds, Inc., and the
Securities and Exchange Commission and
is not intended to be and should not be
used by anyone other than these
specified parties.

      /s/ KPMG LLP
New York, New York
December 13, 2018


December 13, 2018
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940


We, as members of management of Dreyfus
Floating Rate Income Fund and Dreyfus
Core Equity Fund, (the "Funds"), each a
series of The Dreyfus/Laurel Funds,
Inc., are responsible for complying
with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management
Investment Companies" of the Investment
Company Act of 1940. We are also
responsible for establishing and
maintaining effective internal controls
over compliance with those
requirements. We have performed an
evaluation of the Funds' compliance
with the requirements of subsections
(b) and (c) of Rule 17f-2 as of August
31, 2018, and for the period from
January 31, 2018 (the date of the
Funds' last examination) through August
31, 2018.

Based on the evaluation, we assert that
the Funds were in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of August 31, 2018, and
for the period from January 31, 2018,
(the date of Funds' last examination)
through August 31, 2018 with respect to
securities reflected in the investment
accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer